                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                          CRESTAR FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, Par Value $5.00
                         (Title of Class of Securities)

                                    226091106
                                 (CUSIP Number)

                                Raymond D. Fortin
                    Senior Vice President and General Counsel
                              SunTrust Banks, Inc.
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia 30308
                                 (404) 588-7165
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 1998
                          (Date of Event Which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                          FORMS                                7060
CUSIP No. 226091106                    13D
-------------------------------------------------------------------------------


   1      NAME OF REPORTING PERSONS
                 SunTrust Banks, Inc.
-------------------------------------------------------------------------------
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #58-1575035
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                 WC
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Georgia
-------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER              22,338,161*
                         ------------------------------------------------------
        SHARES
                          8     SHARED VOTING POWER            -0-
     BENEFICIALLY
                         ------------------------------------------------------
       OWNED BY
                          9     SOLE DISPOSITIVE POWER         22,338,161*
         EACH
                         ------------------------------------------------------
       REPORTING
                         10     SHARED DISPOSITIVE POWER       -0-
      PERSON WITH
-------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 22,338,161*
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 16.6% (1)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 CO
-------------------------------------------------------------------------------

--------
(1) Assumes a total of 134,590,229 shares outstanding, adjusted to reflect the issuance of the full amount of Common Stock pursuant to the Option Agreement.



                               Page 1 of 11 Pages

       *BENEFICIAL OWNERSHIP OF 22,338,161 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. SUNTRUST BANKS, INC. EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.


                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

        ITEM 1.      SECURITY AND ISSUER.

        This statement relates to the Common Stock, par value $5.00 per share ("Common Stock"), of Crestar Financial Corporation, a Virginia corporation (the "Company"), the principal executive offices of which are located at 919 East Main Street, Richmond, Virginia 23261-6665.

        ITEM 2.      IDENTITY AND BACKGROUND.

        (a)-(c) and (f). This statement is being filed by SunTrust Banks, Inc., a Georgia corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("SunTrust"). The principal business offices of SunTrust are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308. SunTrust offers traditional deposit and credit services through 697 full-service banking offices in Florida, Georgia, Tennessee and Alabama. SunTrust also provides, through various subsidiaries, credit cards, mortgage banking, credit-related insurance, data processing and information services, discount brokerage and investment banking services. The names of the directors and executive officers of SunTrust and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

        (d)-(e). Neither SunTrust, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither SunTrust nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                               Page 2 of 11 Pages

        ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As more fully described in Item 4, the Company has granted to SunTrust an option pursuant to which SunTrust has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 22,338,161 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $62.875 (the "Option"). Certain terms of the Option are summarized in Item 4.

        If the Option were exercisable and SunTrust were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $1,404,511,873. It is currently anticipated that such funds would be derived from working capital.

        Subject to market conditions and developments with respect to the Merger (as defined below) SunTrust may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

        ITEM 4.      PURPOSE OF THE TRANSACTION.

        (a)-(j) SunTrust is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

        The Merger Agreement. The Company, SMR Corporation (Va.) ("Sub") and SunTrust have entered into an Agreement and Plan of Merger, dated as of July 20, 1998 (the "Merger Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of SunTrust (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock will be converted into the right to receive 0.96 of a share of common stock of SunTrust ("SunTrust Common Stock") (the "Exchange Ratio").

        If SunTrust changes (or establishes a record date for changing) the number of shares of SunTrust Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding SunTrust Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Company, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

        The Merger is subject to various regulatory approvals, the approval of the shareholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement,



                               Page 3 of 11 Pages
including the approval of the shareholders of SunTrust of the issuance of SunTrust Common Stock pursuant to the Merger Agreement.

        As a result of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Common Stock will be eligible for delisting from the New York Stock Exchange, where it has been traded under the symbol "CF". SunTrust has agreed to cause three members of the Company's Board of Directors on the date of the Merger Agreement (to be mutually agreed upon by the Company and SunTrust) to be elected or appointed as directors of SunTrust as of the Effective Time. SunTrust has also agreed to elect Richard G. Tilghma, the current Chief Executive Officer and Chairman of the Board of Crestar, to the Board of Directors of SunTrust at the Effective Time.

        The Option Agreement. In connection with the Merger Agreement, SunTrust and the Company entered into a Stock Option Agreement, dated as of July 20, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted SunTrust an option to purchase, subject to adjustments in certain circumstances, up to 22,338,161 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $62.875. Also in connection with the Merger Agreement, SunTrust and Crestar entered into a Stock Option Agreement substantially identical to the Option Agreement, which provides for the grant of an option to purchase up to 21,097,697 shares of common stock of SunTrust to Crestar on substantially the same terms as the Option Agreement.

        Subject to applicable law and regulatory restrictions, SunTrust may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within 90 days following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

        As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

        (i) The Company or any of its subsidiaries (each a "Company Subsidiary"), without having received SunTrust's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder) other than SunTrust or any of its subsidiaries (each a "SunTrust Subsidiary") or the board of directors of the Company shall have recommended that the shareholders of the Company approve or accept any Acquisition



                               Page 4 of 11 Pages

                Transaction other than as contemplated by the Merger Agreement. For purposes of the Option Agreement, "Acquisition Transaction" means (a) a merger, consolidation or share exchange, or any similar transaction, involving the Company or a Company Subsidiary, provided, however, that in no event shall (i) any merger, consolidation or similar transaction involving only the Company and one or more of the Company Subsidiaries, or involving only any two or more of such Company Subsidiaries, or
                (ii) any merger, consolidation or similar transaction as to which the shareholders of the Company immediately prior thereto own in the aggregate at least 75% of the common stock of the surviving corporation or its publicly-held parent corporation immediately following the consummation thereof be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement, (b) a purchase, lease or other acquisition of assets of the Company or any Company Subsidiary (other than any purchase, lease or other acquisition not involving all or a substantial portion of the assets of the Company and the Company Subsidiaries taken as a whole), provided that any such transaction is not entered into in violation of the terms of the Merger Agreement, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or any Company Subsidiary or (d) any substantially similar transaction;

        (ii) The board of directors of the Company does not recommend that the shareholders of the Company approve the Merger Agreement or publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to SunTrust, its recommendation that its shareholders approve the Merger Agreement;

        (iii) Any person other than SunTrust or any SunTrust Subsidiary or any Company Subsidiary acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

        (iv) Any person other than SunTrust or any SunTrust Subsidiary shall have made a bona fide proposal to the Company or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

        (v) After a proposal is made by a third party to the Company or its shareholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle SunTrust to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below);



                               Page 5 of 11 Pages

        (vi) Any person other than SunTrust or any SunTrust Subsidiary, other than in connection with a transaction to which SunTrust has given its prior written consent, shall have filed an application or notice with The Board of Governors of the Federal Reserve System (the "FRB") or any other federal or state bank regulatory, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

        (vii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than SunTrust or any SunTrust Subsidiary) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; or

        (viii) Any person other than SunTrust or any SunTrust Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction.

        As defined in the Option Agreement, "Subsequent Triggering Event" means either of the following events or transactions occurring after the date of signing the Option Agreement:

        (i) The acquisition by any person, other than any SunTrust Subsidiary or any Company Subsidiary acting in a fiduciary capacity, of beneficial ownership of 20% or more of the then outstanding Common Stock; or

        (ii) The occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referred to in clause (c) shall be 20%.

        As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by the Company of a provision of the Merger Agreement) if such termination occurs prior to the occurrence of an Initial Triggering Event; or (iii) the passage of eighteen months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by SunTrust pursuant to
Section 8.1(h) thereof resulting from a willful breach by the Company of a provision of the Merger Agreement.

        As provided in the Option Agreement, if SunTrust is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant



                               Page 6 of 11 Pages
to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of the FRB or any other governmental authority, regulatory or administrative agency or commission, domestic or foreign (a "Governmental Entity"), is required in connection with such purchase, SunTrust is obligated to promptly file the required notice or application for approval and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

        Certain regulatory approvals may be required before an acquisition of Common Stock pursuant to an exercise of the Option could be completed.

        Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that if a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, SunTrust, subject to the express provisions of the Option Agreement, may assign in whole or in part its rights and obligations thereunder within 90 days following such Subsequent Triggering Event (or such later period as may be provided pursuant to the Option Agreement).

        In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by SunTrust pursuant to registration rights under the Option Agreement.

        In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted. Whenever the number of shares of Common Stock purchasable upon exercise of the Option is adjusted as provided in the Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

        At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder (which term shall mean the holder or holders of the Option), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the



                               Page 7 of 11 Pages

Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

        The term "market/offer price" means the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of the Company's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Company as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of the Company outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash will be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Company, whose determination will be conclusive and binding on all parties.

        A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date of the Option
Agreement:

        (i) the acquisition by any person (other than SunTrust or any SunTrust Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

        (ii) the consummation of any Acquisition Transaction, except that the percentage referred to in clause (c) shall be 50%.

        If, prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than SunTrust or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than SunTrust or one of its subsidiaries, to merge into the Company and the Company is the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than SunTrust or one of its subsidiaries, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the



                               Page 8 of 11 Pages

Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

        Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

        Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, SunTrust may purchase shares of Common Stock in the open market or in privately negotiated transactions.

        ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY.

        (a) SunTrust may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, SunTrust may exercise the Option only upon the happening of one or more events, none of which has occurred. See
Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). SunTrust has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of SunTrust, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

        (b) If SunTrust were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

        (c) SunTrust acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

        To the best knowledge of SunTrust, none of the persons listed in
Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

        (d)     Not applicable.

        (e)     Not applicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        Except as described in Item 4 and Item 5 hereof, neither SunTrust nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company,



                               Page 9 of 11 Pages
including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

        Agreement and Plan of Merger, dated as of July 20, 1998, by and among SunTrust Banks, Inc., SMR Corporation (Va.) and Crestar Financial Corporation.

        Stock Option Agreement, dated as of July 20, 1998, between SunTrust Banks, Inc. and Crestar Financial Corporation.
































                               Page 10 of 11 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

        Dated:            July 30, 1998

                                             SUNTRUST BANKS, INC.


                                             By: /s/ Raymond D. Fortin
                                                 -----------------------------
                                                 Name: Raymond D. Fortin
                                                 Title: Senior Vice President
                                                        and General Counsel























                               Page 11 of 11 Pages

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              SUNTRUST BANKS, INC.


        The names, business addresses and present principal occupations of the directors and executive officers of SunTrust Banks, Inc. are set forth below. If no business address is given, the director's or officer's business address is 303 Peachtree Street, N.E., Atlanta, Georgia 30308. The business address of each of the directors of SunTrust Banks, Inc. is also the business address of such director's employer, if any. Directors of SunTrust Banks, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name                      Present Principal Occupation or Employment and Address
----                      ------------------------------------------------------
*James B. Williams              Chairman of the Board of SunTrust Banks, Inc.

*Summerfield K. Johnston        Chairman of the Board and Chief Executive
                                Officer of Coca-Cola Enterprises, Inc., a
                                producer and distributor of products of the
                                Coca- Cola Company and other liquid
                                non-alcoholic refreshment products. 2500 Windy
                                Ridge Parkway, 14th Floor, Atlanta, GA 30339

*Larry L. Prince                Chairman of the Board and Chief Executive
                                Officer of Genuine Parts Company, a service
                                organization engaged in the distribution of
                                automotive replacement parts, industrial
                                replacement parts and office products. 2999
                                Circle 75 Parkway, Atlanta, GA 30339

*R. Randall Rollins             Chairman of the Board and Chief Executive
                                Officer of Rollins, Inc., a consumer services
                                company. 2170 Piedmont Road, N.E., Atlanta, GA
                                30324

*M. Douglas Ivester             Chairman of the Board and Chief Executive
                                Officer of The Coca-Cola Company. One Coca-Cola
                                Plaza, Suite 2512, North Tower, Atlanta, GA
                                30313

*J. Hyatt Brown                 Chairman, President and Chief Executive Officer
                                of Poe & Brown, Inc., an insurance agency. 2200
                                S. Ridgewood Avenue, Daytona Beach, FL 32114

*Alston D. Correll              Chairman of the Board and Chief Executive
                                Officer of Georgia- Pacific Corporation, a
                                manufacturer and distributor of pulp, paper and
                                building products. 133 Peachtree Street, N.E.,
                                51st Floor, Atlanta, GA 30303

*David H. Hughes                Chairman of the Board and Chief Executive
                                Officer of Hughes Supply, Inc., a distributor of
                                construction materials.

*Scott L. Probasco              Chairman of the Executive Committee of SunTrust
                                Bank, Chattanooga, a banking subsidiary of
                                SunTrust Banks, Inc. 736 Market Street,
                                Chattanooga, TN 37402

*A. W. Dahlberg                 Chairman of the Board, President and Chief
                                Executive Officer of The Southern Company, an
                                investor-owned electric utility group. 270
                                Peachtree Street, N.W., Suite 2200, Atlanta, GA
                                30303

*L. Phillip Humann              Chief Executive Officer and President of
                                SunTrust Banks, Inc.

*Joseph L. Lanier, Jr.          Chairman of the Board and Chief Executive
                                Officer of Dan River, Inc., a textile
                                manufacturing company. 2291 Memorial Drive,
                                Danville, VA 24541

John W. Spiegel                 Executive Vice President and Chief Financial
                                Officer of SunTrust Banks, Inc.

E. Jenner Wood III              Executive Vice President of SunTrust Banks, Inc.

John W. Clay, Jr.               Executive Vice President of SunTrust Banks, Inc.
                                and Chairman of the Board and Chief Executive
                                Officer of SunTrust Banks of Tennessee, Inc.,
                                SunTrust Banks, Inc.'s Tennessee banking
                                affiliate.

Theodore J. Hoepner             Executive Vice President of SunTrust Banks, Inc.
                                and Chairman of the Board, President and Chief
                                Executive Officer of SunTrust Banks of Florida,
                                Inc.

Robert R. Long                  Executive Vice President of SunTrust Banks, Inc.
                                and Chairman of the Board, President and Chief
                                Executive Officer of SunTrust Banks of Georgia,
                                Inc. and SunTrust Bank, Atlanta.

                                  Exhibit Index


2.1 Agreement and Plan of Merger, dated as of July 20, 1998, by and among, by and between SunTrust Banks, Inc., SMR Corporation (Va.) and Crestar
        Financial Corporation.

99.1    Stock Option Agreement, dated as of July 20, 1998, between SunTrust
        Banks, Inc. and Crestar Financial Corporation.